FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	January 16, 2018
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Produces 16.2M Silver Eqv. Oz in 2017 (4.1M Silver Eqv. Oz in Q4); Announces 2018 Production Outlook and Cost Guidance

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s fourth quarter and full year 2017 production results, as well as production and cost guidance for 2018. Production costs are scheduled to be released on February 28, 2018 with the Company’s full-year and fourth quarter 2017 financial results.
Total production in 2017 reached 16.2 million equivalent ounces of silver, representing a 13% decrease over 2016, and in-line with the Company’s guidance of 15.7 to 16.6 million silver equivalent ounces. Total production consisted of 9.7 million ounces of silver, 62,991 ounces of gold, 24.5 million pounds of lead and 3.9 million pounds of zinc. Annual silver production of 9.7 million ounces was 3% below the Company’s guidance of 10.0 to 10.6 million ounces of silver.
Total production in the fourth quarter of 2017 totaled 4.1 million equivalent ounces of silver consisting of 2.3 million ounces of silver, 17,344 ounces of gold, 4.3 million pounds of lead and 1.3 million pounds of zinc.
As of December 31, 2017, the Company held US$118.1 million of cash in its treasury.
Keith Neumeyer, President & CEO, stated “Santa Elena and San Martin were the star performers in 2017. In 2018, we expect higher grades, throughputs and recoveries to improve the operations at La Encantada, La Parrilla, La Guitarra and Del Toro due to the concerted investments in exploration and development that commenced in late 2016. In addition, the acquisition of the San Dimas mine comes at a great time with all our other operations benefiting simultaneously from increased investments. As a result, the business will benefit from improved operating margins, increased cash flows and greater economies of scale into the coming quarters.”

Production Details Table:

Q4 2017	Q3 2017	Q/Q Change	Consolidated Production Results	FY 2017	FY 2016	Y/Y Change
736,684	730,652	1%	Ore processed / tonnes milled	2,981,506	3,270,162	(9%)
4,065,337	3,986,274	2%	Total production - ounces of silver equivalent	16,207,905	18,669,800	(13%)
2,337,463	2,415,962	(3%)	Total silver ounces produced	9,749,591	11,853,438	(18%)
125	131	(5%)	Silver grade (g/t)	131	149	(12%)
79	78	1%	Silver recovery (%)	78	76	3%
17,344	15,414	13%	Gold ounces produced	62,991	62,436	1%
4,271,970	5,171,533	(17%)	Pounds of lead produced	24,522,803	33,185,745	(26%)
1,289,031	922,666	40%	Pounds of zinc produced	3,944,232	10,577,967	(63%)

Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 736,684 tonnes, representing a 1% increase compared to the previous quarter. The most significant improvement occurred at the La Guitarra operation which recorded a 59% increase in mill throughput as new areas in the Coloso mine were brought into production as well as the processing of economical backfills from the La Guitarra mine.

Consolidated silver grades in the quarter averaged 125 g/t compared to 131 g/t in the previous quarter. Higher silver grades were mined and processed at Santa Elena and San Martin, however, consolidated silver grades were offset by lower grades at La Encantada and La Parrilla.

Consolidated silver recoveries averaged 79%, relatively consistent with the previous quarter. During the quarter, the Company continued testing microbubble flotation technology at its Central Lab at La Parrilla. Test work continues to show successful metallurgical improvements in the treatment of sulphide ore within the silver/lead and zinc circuits at La Parrilla. The Company has placed orders for two full-scale microbubble flotation cells and expects delivery and installation to begin in the second half of 2018.

The Company's underground development in the fourth quarter consisted of 14,279 metres, reflecting a 4% decrease compared to 14,931 metres completed in the previous quarter. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation.

During the quarter, up to 24 diamond drill rigs were active across the Company’s properties. A total of 49,832 metres in 210 drill holes were completed on the seven properties, representing a 2% increase in drilled metres compared to the previous quarter. The most significant increase in drilled metres was at La Guitarra where two additional rigs were added in September to increase drilling in the Nazareno, Nazareno de Ancas and the Coloso areas.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
Santa Elena	232,575	2,528	88	89%	582,789	14,005	—	—	1,653,941
La Encantada	198,845	2,161	112	68%	486,514	33	—	—	489,071
La Parrilla	138,124	1,501	118	76%	401,090	270	1,609,303	1,289,031	643,799
Del Toro	56,753	617	138	74%	185,695	60	2,662,667	—	369,992
San Martin	72,503	788	257	86%	514,678	1,354	—	—	617,879
La Guitarra	37,885	412	173	79%	166,698	1,622	—	—	290,654
Total	736,684	8,007	125	79%	2,337,463	17,344	4,271,970	1,289,031	4,065,337

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $16.73 per ounce; Gold: $1,275 per ounce; Lead: $1.13 per pound; Zinc $1.48 per pound.

At the Santa Elena Silver/Gold Mine:

•
During the quarter, Santa Elena produced 582,789 ounces of silver and 14,005 ounces of gold for a total production of 1,653,941 silver equivalent ounces, reflecting a 10% increase compared to the prior quarter and the highest quarterly production rate of 2017.

•	The mill processed a total of 232,575 tonnes, consisting of 133,042 tonnes of underground ore and 99,533 tonnes from the above ground heap leach pad.

•
Silver and gold grades of underground ore increased 12% and 21%, respectively, during the quarter averaging 125 g/t and 2.9 g/t, respectively. The increase in grades are due to higher tonnage of ore being sourced from the high-grade Alejandra vein. Silver and gold grades from the above ground heap leach pad averaged 39 g/t and 0.7 g/t, respectively.

•	A total of 2,698 metres of underground development was completed in the fourth quarter compared to 2,724 metres of development in the previous quarter.

•	A total of 7,463 metres of exploration drilling was completed in the fourth quarter compared to 7,406 metres of drilling in the previous quarter.

At the La Encantada Silver Mine:

•
For the quarter, silver production reached 486,514 ounces representing a 20% decrease over the previous quarter. The decrease in silver production was due to a 6% decrease in tonnes milled and an 18% decrease in silver grades compared to the prior quarter.

•	Silver recoveries averaged 68% during the quarter, a 3% increase compared with the prior quarter.

•
Mine production was temporarily halted on October 1st due to the previously reported fatal accident involving four underground miners. Following inspections by the Company and federal authorities, the mine was given clearance to resume operations on October 6th.

•
The roasting project advanced in the fourth quarter with approximately 95% of the major components now manufactured. At the end of December, approximately 61% of the major component equipment modules had successfully arrived on site and the remaining module deliveries are expected on site by the end of February. The Company began installation of the dust collectors and rotary dryer in early January and anticipates the main drive, roasting furnace and cooling system to begin installation in early March.

•
Vertical ventilation raises in the San Javier area were completed in the fourth quarter. The Company anticipates initial production from the San Javier breccia to commence in March with ramp up to full production of approximately 600 tpd by the end of June. The San Javier area is known to contain silver grades ranging between 150 to 200 g/t.

•	A total of 742 metres of underground development were completed in the fourth quarter compared to 1,173 metres of development in the previous quarter.

•	A total of 2,874 metres of exploration drilling was completed in the fourth quarter compared to 6,793 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

•
During the quarter, the flotation circuit processed 74,750 tonnes (812 tpd) with an average silver grade of 112 g/t and a 80% recovery while the cyanidation circuit processed 63,374 tonnes (689 tpd) with an average silver grade of 125 g/t and a 73% recovery for total production of 643,799 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.3% with recoveries of 75% for total lead production of 1.6 million pounds, representing a 9% increase compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 1.4% with recoveries of 55% for total zinc production of 1.3 million pounds, representing a 40% increase compared to the previous quarter.

•	Underground development completed in the quarter totaled 3,067 metres compared to 3,186 metres developed in the previous quarter.

•	A total of 8,467 metres of exploration drilling was completed in the fourth quarter compared to 9,138 metres of drilling in the previous quarter.

At the Del Toro Silver Mine:

•
During the quarter, Del Toro produced a total of 369,992 silver equivalent ounces reflecting a 22% decrease compared to the prior quarter primarily due to a 6% decrease in throughput, 8% decrease in silver grades and a 15% decrease in lead grades.

•	Silver grades and recoveries during the quarter averaged 138 g/t and 74%, respectively.

•	Lead grades and recoveries averaged 3.4% and 62%, respectively, producing a total of 2.7 million pounds of lead representing a 28% decrease compared to the previous quarter.

•	Underground development completed in the quarter totaled 2,741 metres compared to 2,989 metres developed in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 5,215 metres compared to 6,673 metres of drilling in the previous quarter.

At the San Martin Silver Mine:

•
During the quarter, San Martin produced 514,678 ounces of silver and 1,354 ounces of gold for a total production of 617,879 silver equivalent ounces, reflecting a 2% increase compared to the prior quarter and the highest quarterly production rate of 2017. The increase in production was attributed to higher tonnage and silver grades.

•	Silver grades and recoveries averaged 257 g/t and 86%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.6 g/t and 91%, respectively.

•	Underground development completed in the quarter totaled 3,211 metres compared with 2,781 metres of development in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 6,828 metres compared to 7,763 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•
During the quarter, La Guitarra produced 166,698 ounces of silver and 1,622 ounces of gold for a total production of 290,654 silver equivalent ounces reflecting a 59% increase compared to the prior quarter. The increase in production was primarily due to a 59% increase in throughput as new areas in the Coloso mine were brought into production as well as the processing of economical backfills from the La Guitarra mine.

•	Silver grades and recoveries averaged 173 g/t and 79%, respectively, during the quarter. In addition, gold grades and recoveries averaged 1.7 g/t and 79%, respectively.

•	A total of 1,818 metres of development were completed in the fourth quarter compared to 1,976 metres of development in the previous quarter.

•
Total exploration metres drilled in the quarter amounted to 11,030 metres compared to 6,345 metres drilled in the previous quarter. This significant 74% increase was due to two additional rigs arriving on site in September to increase drilling in the Nazareno, Nazareno de Ancas and the Coloso areas.

2018 Production Outlook and Cost Guidance:

The following 2018 outlook and cost guidance excludes the proposed acquisition of Primero Mining Corp. as announced on January 12, 2018. First Majestic is expected to incorporate the San Dimas operation into its annual guidance following the closing of the transaction which is expected by the end of March.

The Company anticipates 2018 silver production will range between 10.6 to 11.8 million ounces. Based on the midpoint of the guidance range the Company expects a 15% increase in silver production compared to 2017, primarily due to higher silver grades from caving and the start-up of the new roasting circuit at La Encantada. In addition, total production in 2018 is estimated to range between 15.7 to 17.5 million silver equivalent ounces, representing a slight increase from 2017, primarily due to higher silver production at La Encantada offset by less gold by-product credits at Santa Elena.

A mine-by-mine breakdown of the 2018 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $16.50/oz, gold: $1,250/oz, lead: $1.10/lb, zinc: $1.40/lb, MXN:USD 19:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.2 - 2.4	4.9 - 5.5	2.08 - 2.96	6.58 - 7.66
La Encantada	3.0 - 3.3	3.0 - 3.3	11.58 - 12.39	14.89 - 15.98
La Parrilla	1.5 - 1.7	2.3 - 2.6	9.78 - 10.40	15.02 - 16.01
Del Toro	1.1 - 1.3	2.2 - 2.4	7.11 - 8.04	14.31 - 15.54
San Martin	2.0 - 2.2	2.2 - 2.5	8.52 - 9.14	11.08 - 11.92
La Guitarra	0.8 - 0.9	1.1 - 1.2	11.86 - 12.81	18.30 - 19.52
Consolidated	10.6 - 11.8	15.7 - 17.5	$8.30 - $9.09	$15.21 - $16.56
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.43 to $2.70 per payable silver ounce.

The Company is projecting its 2018 AISC, as defined by the World Gold Council, to be within a range of $15.21 to $16.56 on a per payable silver ounce consolidated basis. Excluding non-cash items, the Company anticipates its 2018 AISC to be within a range of $14.40 to $15.66 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2018 ($/oz)
Total Cash Costs per Payable Silver Ounce (1)	8.30 - 9.09
General and Administrative Costs	1.64 - 1.81
Sustaining Development Costs	1.99 - 2.01
Sustaining Property, Plant and Equipment Costs	2.17 - 2.42
Sustaining Exploration Costs	0.16 - 0.18
Profit Sharing	0.13 - 0.15
Share-based Payments (non-cash)	0.73 - 0.81
Accretion of Reclamation Costs (non-cash)	0.08 - 0.08
All-In Sustaining Costs: (WGC definition)	$15.21 - $16.56
All-In Sustaining Costs: (WGC excluding non-cash items)	$14.40 - $15.66

1.
AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.

2.	The cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.10 per ounce.

In 2018, the Company plans to invest a total of $125.4 million on capital expenditures consisting of $51.0 million for sustaining investments and $74.4 million for expansionary projects. This represents an 18% increase compared to the revised 2017 capital budget and is aligned with the Company’s future growth strategy of developing additional mine production levels at each of the Company’s operations, completing the roasting circuit and block caving at La Encantada, investments in microbubble and fine-grinding technologies, in addition to the exploration work at Plomosas which is expected to result in an initial resource estimate by the end of 2018.
The Company is planning to complete a total of 72,477 metres of underground development in 2018, representing a 25% increase compared to 57,902 metres completed in 2017. In addition, the Company is planning to complete a total of 183,000 metres of exploration drilling in 2018, representing a 17% increase compared to 156,539 metres completed in 2017 which consisted of 823 drill holes.
The 2018 drilling program will consist of approximately 25,000 metres of diamond drilling intended to upgrade Resources to Reserves at the six operating mines; approximately 136,000 metres of diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources at the six operating mines, with a focus at Cerro de Santiago in La Parrilla, Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and drill approximately 22,000 metres at the Plomosas Silver Project.
The 2018 annual budget includes capital investments totaling $49.0 million to be spent on underground development, $38.1 million towards property, plant and equipment, $27.4 million in exploration and $11.0 million towards corporate automation and efficiency projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.
About the Company
First Majestic is a mining company focused on growing primary silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 10.6 to 11.8 million ounces of pure silver or 15.7 to 17.5 million ounces of silver equivalents in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2016, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.